October 11, 2005

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Steven Jacobs
Division of Corporation Finance

Re:	Neoforma, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 16, 2005
File No. 0-28715

Dear Mr. Jacobs:

On behalf of Neoforma, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 27, 2005 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.

Form 10-K for the fiscal year ended December 31, 2004

Liquidity and Capital Resources, page 38

1. Please tell us why you have not placed your obligations to purchase an additional $2.7 million of consulting services from the professional service organizations of Healthvision and Eclipsys in the table of contractual obligations as of December 31, 2004. Also, help us to understand the nature of your dispute with these entities.

The Company supplementally informs the Staff that per the terms of its agreement with Healthvision and Eclipsys, the Company was obligated to utilize a minimum quarterly level of consulting services from these entities through 2003 in conjunction with its use of Healthvision’s technology solution. In early 2001, when the Company ceased using the technology it had purchased from Healthvision in all aspects of its business, the Company worked with both Healthvision and Eclipsys in an attempt to identify services they could provide that would allow the Company to meet the obligations initially specified in the agreement. After several months of discussions, the

Company communicated to both entities that, as a result of the fact that they did not have any services which the Company could utilize, the Company did not believe that it was required, nor did it intend, to utilize their services any further. The Company did not receive any response at that time, nor has it received any additional inquiries from these entities regarding any fees under the agreement since late 2001. As a result, the Company has not included the $2.7 million of consulting services in its contractual obligations table as it no longer considers this to be a valid legal obligation due to Healthvision’s and Eclipsys’ inability to provide services that the Company is able to utilize under the terms of the agreement.

2. In light of the losses to date, the accumulated deficit and your consistent use of net cash in operating activities, please expand your disclosure to discuss, in some detail, the changes in your working capital and your basis for reaching the determination that your available funds will be sufficient to meet your working capital and capital expenditure needs through December 31, 2005. Reference is made to FR-72.

The Company supplementally advises the Staff that in several places in the Form 10-K, including the “Overview” and “Liquidity and Capital Resources” subsections of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to the Consolidated Financial Statements,” it discusses the impact of Emerging Issues Task Force No. 01-9 (“EITF No. 01-9”) on its Consolidated Statements of Cash Flows. Specifically, the Company discusses that as a result of the application of EITF No. 01-9, significant levels of fees paid for services by related parties are classified as cash flow from financing activities, as opposed to operating activities, due to the offset of the amortization of partnership costs against this related party revenue. This relatively unusual and highly significant impact of EITF No. 01-9 on the Company’s Consolidated Statements of Cash Flows is specifically why the Company used the language “those funds we expect to generate in 2005” when discussing its anticipated cash requirements to fund working capital and capital expenditure needs through December 31, 2005, as opposed to referencing “cash generated by operating activities,” as is common disclosure for many companies. Given the impact that EITF No. 01-9 has on the Company’s cash flows, the Company believes that total net cash flows, or total funds generated annually, are a more relevant basis for the discussion of liquidity and future working capital requirements of the business than “cash generated by operating activities.” Given the number of times the Company discusses the impact of EITF No. 01-9 on its Consolidated Statements of Cash Flows throughout the Form 10-K, the Company respectfully submits that a further discussion of its impact on expected cash flows was not warranted.

Financial Statements

Accounts Receivable, page 89

3. We note that you had approximately $5.3 million in related party accounts receivable outstanding at December 31, 2004. Please summarize the nature and timing of these service transactions with Novation and help us to understand why such a large amount is outstanding as of December 31, 2004.

The Company supplementally advises the Staff that the related party receivable balance outstanding at December 31, 2004 was a single payment due under the terms of its Outsourcing and Operating Agreement with Novation LLC (“Novation”), Healthcare Purchasing Partners International, VHA Inc. and University HealthSystem Consortium (the “Outsourcing Agreement”). The $61.0 million annual maximum fee payments the Company receives under the Outsourcing Agreement are paid in monthly installments throughout the year, with $15.25 million paid each quarter. Under the terms of the Outsourcing Agreement, these fees are contractually obligated to be paid on the last Tuesday of each month and, up to December 2004, were consistently paid on time. However, due to an unusual administrative error on Novation’s part, the December 2004 payment of $5.25 million was not wired to the Company’s account until the first week of January 2005. As a result, that amount was reflected as a related party receivable as of December 31, 2004. The annual maximum payments are for services provided throughout the year under the terms of the Outsourcing Agreement.

Application of EITF No. 01-9, page 95

4. Please help us to understand the following elements or factors related to your application of EITF No. 01-9:

a. How did you determine to offset gross related party revenue (with amortization of partnership costs) only up to the lesser of such gross related party revenue or gross amortization of partnership costs in any period as opposed to recognizing negative revenues?

b. What consideration have you given to paragraph 17 of EITF No. 01-9 which indicates a consensus that if amounts are required to be characterized as a reduction of revenue under Issue 1 or any other authoritative accounting literature, a presumption exists that no portion of those amounts should be recharacterized as an expense unless you have determined that negative revenue would result on a cumulative basis from the inception of the overall relationship between the vendor and the customer?

We may have further comment based upon your response.

The Company supplementally advises the Staff that in July 2002, the Company submitted a formal request for consultation to the Office of the Chief Accountant of the Commission (the “OCA”) with regards to whether EITF No. 01-9 was applicable to the Outsourcing Agreement, and, if it was applicable, requesting specific guidance on the application of EITF No. 01-9. In response to that request for consultation, the OCA instructed the Company that the OCA believed EITF No. 01-9 was applicable to the consideration provided and revenue generated under the Outsourcing Agreement. Further, in response to a specific inquiry, the OCA provided guidance that any amortization of partnership costs in excess of related party revenue generated under the

Outsourcing Agreement in any given period should be reflected as an operating expense and not as negative revenue in the Company’s Statements of Operations. The OCA further provided implementation guidance on how to present the offset in the Company’s Cash Flow Statements, and specifically indicated that the offset should be reflected in the Financing Activities section of the Cash Flow Statements. Attached to this response letter is a copy of the original Request for Consultation submitted to the OCA, as well as a memorandum provided to the OCA summarizing the conclusions reached and the guidance provided by the OCA.

5. Notwithstanding your response to the above comment, please include the amortization expense of partnership costs within cost of services in future filings or provide us with the basis for your current presentation.

The Company supplementally informs the Staff that its current presentation of amortization of partnership costs as a separate line item within operating expenses on its Consolidated Statements of Operations was the result of the following factors:

First, while the amortization of partnership costs clearly represents one of the primary costs to the Company of the Outsourcing Agreement, the Company also incurs a number of other significant operating costs related to the Company’s performance under the Outsourcing Agreement. These costs include product development costs relating to the development of the solutions it provides under the agreement, operations costs to develop and maintain the infrastructure required under the agreement, selling and marketing costs for sales and branding activities related to the agreement, and costs reflected in the cost of services line item relating to services provided under the terms of the agreement. Further, as the Company operates in a single segment, and does not account for or manage the business in a manner that would allow it to segregate these costs, they are reported in these categories grouped according to the nature of the costs being incurred. The Company did not believe that the amortization of partnership costs, similar to these other costs, represented a direct cost of revenue, so it did not believe reflecting them in a separate cost of revenue line item was appropriate, especially in light of the fact that the Company does not present a Gross Margin line item in its’ Statements of Operations (the Staff should note that Cost of Services is not a direct cost of revenues line item, but rather a cost of operations relating to all aspects of the Company’s services organization). Given the materiality of the amortization of partnership costs on both a gross and a net basis in the current and historical periods, however, the Company did believe that it warranted disclosure on a separate line item within the operating expense section of its Consolidated Statements of Operations.

Second, the Company believes that given the fairly complex nature of the accounting for these costs required by EITF No. 01-9, providing these costs in a separate line item enhances transparency of the accounting for both these costs and for the related party revenue. Given the numerous discussions contained throughout the Form 10-K of the significant impact of EITF No. 01-9 and the related amortization of partnership costs on the Company’s financial statements, the Company believes that this additional transparency not only aids users of the financial statements in understanding this impact, but also provides additional clarity with regards to the Company’s ongoing results of operations.

*    *    *

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Comments of the Staff or changes to disclosure in response to comments of the Staff does not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert comments of the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 468-4247 or Scott J. Leichtner of Fenwick & West LLP, the Company’s outside counsel, at (415) 875-2369 should you have any questions or comments.

Sincerely,

/s/ Andrew L. Guggenhime Andrew L. Guggenhime
Chief Financial Officer

cc:	Herb Cross (Neoforma, Inc.)
Jason Somer, Esq. (Neoforma, Inc.)
Scott J. Leichtner, Esq.